SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Final Amendment)

                    Under the Securities Exchange Act of 1934

                              Golden Telecom, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    38122G107
                                 (CUSIP Number)


                                 Grier C. Raclin
                            Global TeleSystems, Inc.
                        4121 Wilson Boulevard, 7th Floor
                            Arlington, Virginia 22203
                             Telephone: 703-258-3401

                                    Copy to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                         Telephone: 011 44 20 7655 5000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  July 24, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems Europe Holdings B.V.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     |_|
                     (b)     |X|*
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Netherlands
--------------------------------------------------------------------------------
                                 7      Sole Voting Power
                                        588,479*
         NUMBER OF               -----------------------------------------------
          SHARES                 8      Shared Voting Power
        BENEFICIALLY                    0
         OWNED BY                -----------------------------------------------
           EACH                  9      Sole Dispositive Power
         REPORTING                      588,479*
           PERSON                -----------------------------------------------
           WITH                  10     Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          588,479*
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   2.4% (Based upon
          24,621,958 shares of Common Stock issued and outstanding as of
          May 9, 2001.)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

-----------------------
*See Items 5 and 6.

                               Page 2 of 9 Pages

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems Europe B.V.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     |_|
                     (b)     |X|*
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Netherlands
--------------------------------------------------------------------------------
                                 7      Sole Voting Power
                                        588,479*
         NUMBER OF               -----------------------------------------------
          SHARES                 8      Shared Voting Power
        BENEFICIALLY                    0
         OWNED BY                -----------------------------------------------
           EACH                  9      Sole Dispositive Power
         REPORTING                      588,479*
           PERSON                -----------------------------------------------
           WITH                  10     Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          588,479*
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   2.4% (Based upon
          24,621,958 shares of Common Stock issued and outstanding as of
          May 9, 2001.)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

-----------------------
*See Items 5 and 6.

                               Page 3 of 9 Pages

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems, Inc.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     |_|
                     (b)     |X|*
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
                                 7      Sole Voting Power
                                        588,479*
         NUMBER OF               -----------------------------------------------
          SHARES                 8      Shared Voting Power
        BENEFICIALLY                    0
         OWNED BY                -----------------------------------------------
           EACH                  9      Sole Dispositive Power
         REPORTING                      588,479*
           PERSON                -----------------------------------------------
           WITH                  10     Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          588,479*
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   2.4% (Based upon
          24,621,958 shares of Common Stock issued and outstanding as of
          May 9, 2001.)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

-----------------------
*See Items 5 and 6.

                               Page 4 of 9 Pages

Introductory Statement
----------------------

         This Final Amendment (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on October 14, 1999 by Global TeleSystems, Inc., a Delaware corporation ("GTS"), as amended by Amendment No. 1 to the Schedule 13D, filed on April 5, 2001, and Amendment No. 2 to the Schedule 13D, filed on May 21, 2001 ("Amendment No. 2"), which added Global TeleSystems Europe Holdings B.V., a company organized under the laws of the Netherlands ("Holdings BV"), and Global TeleSystems Europe B.V., a company organized under the laws of the Netherlands ("Europe BV"), as filing parties to the Schedule 13D, with respect to the 588,479 shares of common stock, par value $0.01 per share (the "Common Stock"), Holdings BV, Europe BV and GTS beneficially own in Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at 12, Krasnokazarmennaya Street, 111250 Moscow, Russia.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is amended and restated in its entirety as follows:

         (a) The Reporting Persons share beneficial ownership of 588,479 shares of Common Stock, representing, as of the date hereof, 2.4% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001). Pursuant to the Shareholders Agreement, dated as of May 11, 2001 (the "Shareholders Agreement"), entered into among Golden Telecom, Holdings BV (as assignee of Europe BV, which is the assignee of GTS), Alfa Telecom Limited, a company incorporated in the British Virgin Islands (as assignee of Alfa Bank Holdings Limited, "Alfa"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg (together with Cavendish, "Barings"), (collectively, with Alfa, CIG and Cavendish, the "Purchasers") (see Item 6), the Reporting Persons may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to share beneficial ownership of 14,824,946 shares of Common Stock, representing, as of the date hereof, 60.2% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001, and the Reporting Persons' best knowledge of the number of shares of Common Stock held by the Purchasers), which are owned by the Purchasers (See
Item 6). The Reporting Persons disclaim beneficial ownership of all shares of Common Stock held by the Purchasers and disclaim membership in any group consisting of, in whole or in part, any of the Purchasers or any of their affiliates.

         (b) The number of shares of Common Stock to which the Reporting Persons
(i) have sole voting power is 588,479, (ii) share voting power is zero, (iii) have sole dispositive power is 588,479 and (iv) share dispositive power is zero. Pursuant to the Shareholders Agreement, the Reporting Persons may be deemed pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of 14,824,946 shares of Common Stock, representing, as of the date hereof,

                               Page 5 of 9 Pages

60.2% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001, and the Reporting Persons' best knowledge of the number of shares of Common Stock held by the Purchasers), which are owned by the Purchasers (See
Item 6). As noted above, the Reporting Persons disclaim ownership of all shares beneficially owned by the Purchasers and disclaim membership in any group consisting of, in whole or in part, any of the Purchasers or any of their affiliates.

         (c) The disclosure set forth in Item 6 of this report is specifically incorporated into this Item 5 by reference in its entirety.

         (d) Holdings BV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 588,479 shares of Common Stock beneficially owned by the Reporting Persons.

         (e) The Reporting Persons each ceased to be the beneficial owner of more than five percent of the Common Stock of Golden Telecom on July 24, 2001. The Reporting Persons' respective reporting obligations pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by deleting the first seven paragraphs of Item 6, and replacing them with the following paragraphs at the beginning of
Item 6:

         On May 14, 2001, Holdings BV (as assignee of Europe BV, which is the assignee of GTS) completed the sale of 12,195,122 shares of Common Stock, of Golden Telecom, pursuant to the Share Purchase Agreement (the "Share Purchase Agreement") with the Purchasers. The aggregate purchase price paid by the Purchasers for the shares of Common Stock was $125,000,000, of which $70,000,000 was paid to Holdings BV in cash and $55,000,000 was paid to Holdings BV on May 30, 2001 by Alfa. The obligation of Alfa to pay the above-mentioned $55,000,000 to Holdings BV was evidenced by a promissory note and guarantee (the "Promissory Note"), dated May 11, 2001. In addition, in order to secure the payment by Alfa of the Promissory Note, Alfa entered into a Pledge Agreement (the "Pledge Agreement"), dated as of May 11, 2001, in favor of Holdings BV, whereby Alfa pledged to Holdings BV the 10,731,707 shares of Common Stock of Golden Telecom acquired by Alfa pursuant to the Share Purchase Agreement. References to, and descriptions of, the Promissory Note and the Pledge Agreement as set forth in this Item 6 are qualified in their entirety by references to the copies of the Promissory Note and the Pledge Agreement, respectively, included as Exhibits 14 and 15 to Amendment No. 2, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

         In connection with the completion of the foregoing transaction, Holdings BV entered into separate stock option agreements (the "Stock Option Agreements") with each of Alfa, CIG and Barings (the "Stock Option Parties"). Pursuant to the Stock Option Agreements, during the 60-day period after May 11, 2001, each of the Stock Option Parties (or their designees) will have the right to cause Holdings BV to sell to each of them up to the following number of shares allocated

                               Page 6 of 9 Pages
as follows: Alfa - 2,000,000 shares of Common Stock, CIG - 90,909 shares of Common Stock, and Barings - 181,818 shares of Common Stock. The purchase price for these shares of Common Stock will be $11.00 per share in cash. During this 60-day period Holdings BV has agreed not to sell such shares of Common Stock to any other party.

         On July 10, 2001, in accordance with the Stock Option Agreements, each of the Stock Option Parties notified Holdings BV of its exercise of its right to cause Holdings BV to sell to each of them the following number of shares allocated as follows: Alfa - 2,000,000 shares of Common Stock, CIG - 90,909 shares of Common Stock, and Barings - 181,818 shares of Common Stock (collectively, the "Exercised Option Shares"). Each of the Stock Option Parties designated Golden Telecom as the purchaser of the Exercised Option Shares. On July 24, 2001, pursuant to the Stock Option Agreements, Holdings BV completed the sale of 2,272,727 shares of Common Stock of Golden Telecom with Golden Telecom (as designee of each of the Stock Option Parties). The aggregate purchase price paid by Golden Telecom (as designee of each of the Stock Option Parties) for the Exercised Option Shares was $25,000,000.

         Pursuant to the Stock Option Agreements, for the period from 60 days after May 11, 2001 until twelve months thereafter (the "Lock-up Period"), the Stock Option Parties (or their designees) will have the right to cause Holdings BV to sell to each of the Stock Option Parties (or their designees) any of the shares of Common Stock which Holdings BV continues to own, at a per share price equal to the greater of (a) $11.00 or (b) 120% of the moving average of the closing price of the Common Stock on the Nasdaq National Market during the 60-trading day period ended on the date immediately before the Stock Option Parties (or their designees) deliver a notice of intention to purchase such additional shares of Common Stock.

         During the Lock-up Period Holdings BV will not be permitted to sell the shares of Common Stock owned by it unless the following procedures are followed. Holdings BV must notify the Stock Option Parties of its intent to sell such shares of Common Stock at least 30 days prior to consummating the sale of such shares of Common Stock. The Stock Option Parties will then have (i) fifteen days after receiving such notice to notify Holdings BV of the Stock Option Parties' decision to purchase a number of the shares of Common Stock which Holdings BV proposes to sell in the following allocations - Alfa Telecom up to 88%, Capital Global up to 4%, and Barings up to 8% (provided that each of the Stock Option Parties have the option to purchase any shares of Common Stock which the other Stock Option Parties do not purchase), and (ii) if the Stock Option Parties have not consummated their purchase of such shares of Common Stock within sixty days after receiving Holdings BV's notice, Holdings BV will be entitled to consummate the sale to the third party.

         During the period between six months and twelve months after May 11, 2001, Alfa will have the right pursuant to its Stock Option Agreement to cause Holdings BV to sell any shares of Common Stock which Holdings BV then owns in an underwritten public offering provided that Holdings BV shall not be required to complete the offering unless the offering price is equal to at least $15.00 per share.

         References to, and descriptions of, the Stock Option Agreements as set forth in this Item 6 are qualified in their entirety by references to the copies of (i) the Stock Option Agreement, dated as of May 11, 2001, between Alfa and Holdings BV, (ii) the Stock Option Agreement, dated as of May 11, 2001, between CIG and Holdings BV and (iii) the Stock Option Agreement,

                               Page 7 of 9 Pages
dated as of May 11, 2001, between Barings and Holdings BV, respectively, included as Exhibits 16, 17 and 18 to Amendment No. 2, and incorporated in this
Item 6 in their entirety where such references and descriptions appear.


                               Page 8 of 9 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date:  July 30, 2001

                                      Global TeleSystems Europe Holdings B.V.

                                      By:      /s/ Maurice Woolf
                                          -----------------------------------
                                      Name:  Maurice Woolf
                                      Title: Member of Management Board


                                      Global TeleSystems Europe B.V.

                                      By:      /s/ Maurice Woolf
                                          -----------------------------------
                                      Name:  Maurice Woolf
                                      Title: Member of Management Board


                                      Global TeleSystems, Inc.

                                      By:      /s/ Grier C. Raclin
                                          -----------------------------------
                                      Name:  Grier C. Raclin
                                      Title: Executive Vice President, Chief
                                             Administrative Officer, General
                                             Counsel and Corporate Secretary


                               Page 9 of 9 Pages